SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May, 2004

CALL-NET ENTERPRISES INC.

(Name of registrant)

2235 Sheppard Avenue East
Suite 1800
North York, Ontario
Canada M2J 5G1
(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ]	Form 40-F [X]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CALL-NET ENTERPRISES INC.
Date: May 10, 2004	By:	/s/ George Malysheff
	Name:	George Malysheff
	Title:	Senior Vice President, Chief Legal Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice of Annual and Special Meeting of Shareholders, Management Proxy Circular and Form of Proxy - March 24, 2004

99.2	Call-Net Enterprises Inc. - Annual Report 2003

99.3	Press Release dated April 13, 2004 - Call-Net Enterprises Inc. to Release Q1 2004 Results at the Company’s Annual Meeting, May 6, 2004

99.4	Press Release dated April 29, 2004 - Call-Net Enterprises expanding Sprint Canada’s local telephone service in Ontario and Quebec

99.5	Press Release dated May 6, 2004 - Call-Net Enterprises Inc. Reports Continued Growth in Consumer and Business Operations for the First Quarter 2004

99.6	Form 52-109FT2 - Certification of Interim Filings During Transition Period

99.7	Call-Net’s financial statements and interim management discussion and analysis for the three months ending March 31, 2004